Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

May 10, 2011

TEKMIRA PHARMACEUTICALS CORPORATION

100 – 8900 Glenlyon Parkway

Burnaby, British Columbia V5J 5J8

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of TEKMIRA PHARMACEUTICALS CORPORATION (“Tekmira”) will be held at the Terminal City Club at 837 West Hastings Street, Vancouver, British Columbia, on June 22, 2011 at 1:00 PM, local time, for the following purposes:

1. to receive the audited financial statements of Tekmira for the year ended December 31, 2010 and the report of the auditors thereon;

2. to elect directors for the ensuing year;

3. to re-appoint KPMG LLP, Chartered Accountants, as auditors of Tekmira for the ensuing year;

4. to consider, and if thought fit, amend Tekmira’s stock option plan to increase from 1,369,255 to 1,643,144 common shares in respect of which options may be granted thereunder;

5. to consider, and if thought fit, approve Tekmira’s 2011 Omnibus Share Compensation Plan; and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of the matters to be considered at the Meeting.

Regardless of whether or not a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

DATED at Vancouver, British Columbia, May 10, 2011.

BY ORDER OF THE BOARD

(signed) Dr. Daniel Kisner
Chairman of the Board

TEKMIRA PHARMACEUTICALS CORPORATION

100 – 8900 Glenlyon Parkway

Burnaby, British Columbia

V5J 5J8

INFORMATION CIRCULAR

unless otherwise noted, as at May 10, 2011

THE MEETING

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Tekmira Pharmaceuticals Corporation for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 22, 2011 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company,” “Tekmira,” “we,” and “our” refer to Tekmira Pharmaceuticals Corporation. “Common Shares” means common shares without par value in the capital of the Company; “Shareholders” means holders of Common Shares; “Beneficial Shareholders” means Shareholders who do not hold Common Shares registered in their own name; “Registered Shareholders” means Shareholders which are registered holders of Common Shares; and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

VOTING INFORMATION

Tekmira’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but Tekmira’s directors, officers and regular employees may also solicit proxies personally or by telephone. Tekmira will bear all costs of the solicitation, including the printing, handling and mailing of the Meeting materials. Tekmira has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Tekmira held of record by those Intermediaries and Tekmira may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of Tekmira. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by striking out the name of the persons named in the Proxy and inserting the name desired of that other individual or company in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

If a Shareholder specifies a choice for a matter in the Proxy, and if the Proxy is duly completed and delivered and has not been revoked, the individuals named in the Proxy will vote, or withhold voting, the common shares of Tekmira represented thereby in accordance with the choice you specify on any ballot that may be called for. The Proxy confers discretionary authority on the individuals named therein with respect to:

•	each matter or group of matters identified therein for which a choice is not specified;

•	any amendment to or variation of any matter identified therein; and

•	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the individuals named in the Proxy will vote common shares of Tekmira represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you wish to submit a Proxy, you must complete, date and sign the Proxy, and then return it to Tekmira’s transfer agent, CIBC Mellon Trust Company, by fax at 1-866-781-3111 (toll free in North America) or 416-368-2502, or by mail (via postage paid return envelope) at CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by hand delivery at 320 Bay Street, Banking Hall Level, Toronto, Ontario, before 1:00 p.m. (Vancouver time) on Monday, June 20, 2011, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. The Chairman of the Meeting may waive the proxy cut-off without notice.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold common shares of Tekmira in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If common shares of Tekmira are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares of Tekmira will not be registered in the Shareholder’s name on the records of Tekmira. Such common shares of Tekmira will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares of Tekmira are registered under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

The Information Circular is being sent to both Registered Shareholders and Beneficial Shareholders. There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not object (called NOBOs for Non-Objecting Beneficial Owners).

Tekmira is taking advantage of National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer, which permits it to deliver proxy-related materials indirectly to its NOBOs and OBOs. As a result, NOBOs and OBOS can expect to receive Meeting materials from their Intermediaries via Broadridge Financial Solutions Inc. (“Broadridge”), including a voting information form (“VIF”). Beneficial Shareholders should follow the instructions in the VIF to ensure that their common shares of Tekmira are voted at the Meeting. The VIF or form of proxy will name the same individuals as Tekmira’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of Tekmira) other than the individuals designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned in accordance with the instructions in the VIF. Broadridge then tabulates the results of all instructions received and completed in accordance with the instructions provided in the VIF and provides appropriate instructions respecting the voting of common shares of Tekmira to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote common shares of Tekmira directly at the Meeting – the VIF must be completed and returned in accordance with its instructions, well in advance of the Meeting in order to have your common shares of Tekmira voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting common shares of Tekmira registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares of Tekmira in that capacity. If you wish to attend the Meeting and indirectly vote your common shares of Tekmira as proxyholder for your broker, or to have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same in accordance with the instructions provided in the VIF, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you to attend the Meeting and vote your common shares of Tekmira.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. As a “foreign private issuer”, Tekmira is exempt from the United States Securities and Exchange Commission (“SEC”) rules regarding proxy solicitations (and certain related matters) and therefore are not subject to the procedural requirements of Rule 14a-5(e) of the United States Securities Exchange Act of 1934, as amended. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

Section 16(a) of the Securities Exchange Act of 1934 requires a registrant’s directors and executive officers, and persons who own more than 10% of a registered class of a registrants’ securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the registrant. As we are a “foreign private issuer” pursuant to Rule 3a12-3 of the Securities Exchange Act of 1934, Tekmira and the persons referred to above are exempt from the reporting and liability provisions of Section 16(a). However, under Canadian provincial securities laws, the persons referred to above are required to file reports in electronic format through the System for Electronic Disclosure by Insiders, or SEDI, disclosing changes in beneficial ownership of, or control or direction over, our common shares and other securities. Our shareholders can access such reports at www.sedi.ca.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Tekmira is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it (a) by executing a proxy bearing a later date, (b) by executing a valid notice of revocation (where a new proxy is not also filed), or (c) personally attending the Meeting and voting the Registered Shareholder’s common shares of Tekmira.

A later dated proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered to the Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by hand to 320 Bay Street, Banking Hall Level, Toronto,

Ontario, or to the address of the registered office of Tekmira at 700 West Georgia, 25th Floor, Vancouver, British Columbia, V7Y 1B3 (Attention of R. Hector MacKay-Dunn, Q.C.).

A later dated proxy must be received before 1:00 p.m. (Vancouver time) on Monday, June 20, 2011, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

A notice of revocation must be received before 1:00 p.m. (Vancouver time) on Tuesday, June 21, 2011, or, if the Meeting is adjourned, the last business day before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting Securities and Principal Holders of Voting Securities

Record Date, Quorum and Outstanding Shares

The record date for determining persons entitled to receive notice of and vote at the Meeting is May 11, 2011. Only Shareholders as of the close of business on May 11, 2011 are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular and Proxy. A quorum for the transaction of business at the Meeting is at least two people who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued common shares of Tekmira. Tekmira has received a waiver of Rule 4350(f) from the NASDAQ which would otherwise require a quorum of holders of not less than 33 1/3% of our common shares.

At the close of business on May 10, 2011, 10,341,934 common shares of Tekmira were issued and outstanding. On November 2, 2010, in connection with the listing of Tekmira’s Common Shares on the NASDAQ Global Market (the “NASDAQ”), Tekmira completed a 5 -to- 1 consolidation of its Common Shares. Each 5 Common Shares were consolidated to represent 1 Common Share as of such date with fractional shares rounded down to the nearest whole share. Issued and outstanding stock options were consolidated on a 5 -to- 1 basis and exercise prices were adjusted to give effect to the consolidation. All Common Share, Common Share price, stock option, per share and exercise price data set forth in this Information Circular have been adjusted to give effect to Tekmira’s 5 -to- 1 share consolidation.

Each Shareholder is entitled to one vote per Common Share held on all matters to come before the Meeting. Common Shares of Tekmira are the only securities of Tekmira which will have voting rights at the Meeting.

Principal Holders of Common Shares of Tekmira

To the knowledge of the directors and executive officers of the Company, no person or corporation owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Tekmira as at April 30, 2011, except as follows:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Growth Works Capital Ltd. & Affiliates.	1,404,421	13.6%

PROPOSAL 1—ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is fixed at eight. The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) and the articles of Tekmira, each director elected will hold office until immediately before the election of new directors at the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of common shares of Tekmira beneficially owned, controlled or directed by each, directly or indirectly, as at April 30, 2011.

Nominee Name, Position with the Company and Residency	Principal Occupation for the Past Five Years	Period as a Director of the Company	Common Shares of Tekmira Beneficially Owned, Controlled or Directed(1)

MICHAEL ABRAMS (12) (14) Director Washington, U.S.A	Since November 2009, President and CEO of Inimex Pharmaceuticals; since 2008, Chairman of Indel Therapeutics Inc.; President, Chief Executive Officer and director of AnorMED Inc. until May, 2006; director of Migenix Inc. until August 2008; Director for the Centre for Drug Research and Development; Adjunct Professor at the University of British Columbia	Since May 30, 2008	3,175(2)

ARTHUR BRUSKIN (13) (14) Director New York, U.S.A.	Since 2006, independent consultant; from 2009 to 2010 part-time Chief Scientific Officer at America Stem Cell, Inc.; from 2006 to 2008 Chief Operating Officer of Eutropics Pharmaceuticals Inc.; from 2005 to 2006 Chief Scientific Officer of Interpath Pharmaceuticals Inc.	Since May 1, 2008	400(3)

KENNETH GALBRAITH (11),(13) Director British Columbia, Canada	Since 2007, General Partner at Ventures West; in 2006 Chairman and Interim CEO of AnorMED Inc.; from 2001 to 2006 independent consultant.	Since January 28, 2010	15,240(4)

DON JEWELL(11) Director British Columbia, Canada	Managing Partner, RIO Industrial (financial management services)	Since May 30, 2008	270,276(5)

FRANK KARBE (11) Director California, U.S.A.	Since 2004, Chief Financial Officer of Exelixis, Inc.	Since January 28, 2010	Nil(6)

DANIEL KISNER (12),(13) (14) Director and Board Chair California, U.S.A.	Since 2011 independent consultant; from 2003 to 2010 Partner at Aberdare Ventures.	Since January 28, 2010	Nil(7)

Nominee Name, Position with the Company and Residency	Principal Occupation for the Past Five Years	Period as a Director of the Company	Common Shares of Tekmira Beneficially Owned, Controlled or Directed(1)

R. IAN LENNOX (12) Director Florida, U.S.A	Since 2006, Executive Chairman of Ricerca Biosciences, LLC and also Chief Executive Officer since 2008; since 2004, independent consultant and director of a number of biotechnology companies.	Since May 30, 2008	Nil(8)

MARK MURRAY (9) Director, President and CEO Washington, U.S.A.	Since May, 2008, President, Chief Executive Officer and Director; since 2000, President and Chief Executive Officer of Protiva Biotherapeutics Inc.	Since May 30, 2008	16,633(10)

Notes:

(1)	The number of common shares of Tekmira beneficially owned, controlled or directed, directly or indirectly, by the above nominees for directors, directly or indirectly, is based on information furnished by the nominees themselves and from the insider reports available at www.sedi.ca.
(2)	Dr. Abrams also holds options to purchase 10,000 common shares of Tekmira at exercises prices ranging from $1.80 to $3.85 and expiry dates ranging from December 18, 2018 to January 27, 2020. In addition to these options, Dr. Abrams holds options to purchase 58,309 common shares of Protiva Biotherapeutics Inc. (“Protiva”), a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30 and expiry dates ranging from January 22, 2012 to May 27, 2017. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 39,367 common shares of Tekmira on the exercise of these stock options. The shares reserved for issue on the exercise of these options is equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”
(3)	Dr. Bruskin also holds options to purchase 14,000 common shares of Tekmira at exercises prices ranging from $1.80 to $5.60 and expiry dates ranging from March 31, 2018 to January 27, 2020.
(4)	Mr. Galbraith also holds options to purchase 5,000 common shares of Tekmira at an exercise price of $3.85 and an expiry date of January 27, 2020.
(5)	Mr. Jewell also holds options to purchase 10,000 common shares of Tekmira at exercises prices ranging from $1.80 to $3.85 and expiry dates ranging from December 18, 2018 to January 27, 2020.
(6)	Mr. Karbe also holds options to purchase 5,000 common shares of Tekmira at an exercise price of $3.85 and an expiry date of January 27, 2020.
(7)	Dr. Kisner also holds options to purchase 10,000 common shares of Tekmira at an exercise price of $3.85 and an expiry date of January 27, 2020.
(8)	Mr. Lennox also holds options to purchase 10,000 common shares of Tekmira at exercises prices ranging from $1.80 to $3.85 and expiry dates ranging from December 18, 2018 to January 27, 2020.
(9)	Dr. Murray became the President and Chief Executive Officer of Tekmira following the business combination with Protiva that was competed on May 30, 2008.
(10)	Dr. Murray also has options to purchase 80,000 common shares of Tekmira at exercises prices ranging from $1.80 to $4.65 and expiry dates ranging from August 30, 2018 to January 27, 2020. In addition to these options, Dr. Murray holds options to purchase 399,551 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30 and expiry dates ranging from August 30, 2011 to March 1, 2018. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 269,763 common shares of Tekmira on the exercise of these stock options. The shares reserved for issue on the exercise of these options is equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”.
(11)	Member of the Audit Committee.
(12)	Member of the Executive Compensation and Human Resources Committee.
(13)	Member of the Corporate Governance and Nominating Committee.
(14)	Member of the Science Committee.

As of April 30, 2011, the directors of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of 305,724 common shares of Tekmira (758,854 on a fully diluted basis), representing 3.0% (6.3% fully diluted) of the issued and outstanding common shares of Tekmira.

The following are brief biographies of nominees for the position of director. This information has been furnished by the respective nominees.

Mark J. Murray, Ph.D., President, Chief Executive Officer and Director. Dr. Murray joined Tekmira in May 2008 concurrent with the closing of the business combination between Tekmira and Protiva. He previously was the President and CEO and founder of Protiva since its inception in 2000. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry. Dr. Murray held senior management positions at ZymoGenetics and Xcyte Therapies prior to joining Protiva. Since entering the biotechnology industry Dr. Murray has successfully completed numerous and varied partnering deals, directed successful product development programs, been responsible for strategic planning programs, raised over $30 million in venture capital and executed extensive business development initiatives in the U.S., Europe and Asia. During his R&D career, Dr. Murray worked extensively on three programs that resulted in FDA approved drugs, including the first growth factor protein approved for human use, a program he led for several years following his discovery. Dr. Murray obtained his Ph.D. in Biochemistry from the Oregon Health Sciences University and was a Damon Runyon-Walter Winchell post-doctoral research fellow for three years at the Massachusetts Institute of Technology.

Daniel Kisner, M.D., Chairman. Dr. Kisner is currently an independent consultant. From 2003 until December 2010, Dr. Kisner was a Partner at Aberdare Ventures. Prior to Aberdare, Dr. Kisner served as President and CEO of Caliper Technologies, a leader in microfluidic lab-on-a-chip technology. He led Caliper from a technology-focused start up to a publicly traded, commercially oriented organization. Prior to Caliper, he was President and COO of Isis Pharmaceuticals, Inc. Previously, Dr. Kisner was Division VP of Pharmaceutical Development for Abbott Laboratories and VP of Clinical Research and Development at SmithKline Beckman Pharmaceuticals. In addition, he held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine in Internal Medicine and Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

Michael J. Abrams, Ph.D., Director. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984, Dr. Abrams joined Johnson Matthey plc and in 1991, was promoted to Manager, Biomedical Research, worldwide for Johnson Matthey. In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the Lantheus technetium-99m heart imaging agent, Cardioliteand is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles. Dr. Abrams served as President, Chief Executive Officer and director of AnorMED Inc. until May 2006 and as a director of Migenix Inc. until August 2008 and is currently a director for the Centre for Drug and Research Development and viDA Therapeutics Inc. and Chairman for Indel Therapeutics Inc. In 2009, Dr. Abrams joined Inimex Pharmaceuticals as President and CEO. He is also an Adjunct Professor at the University of British Columbia.

Arthur M. Bruskin, Ph.D., Director. Dr. Bruskin is currently an independent consultant in the biotechnology and pharmaceutical industry. He earned his BA and MA (Microbiology) at the University of Connecticut and his Ph.D. (Biology) at Indiana University. Following his postdoctoral training at the University of California, San Francisco, Dr. Bruksin took a position at Applied Biotechnology (ABT), a Cambridge, MA biotechnology company where he was responsible for their cancer therapeutic program from 1987 to 1991. Following the merger of ABT with Oncogene Science in 1991 (now OSI Pharmaceuticals (NASDAQ:OSIP)), Dr. Bruksin held a variety of positions at OSI including Executive Vice President, Global Research. Dr. Bruskin was responsible for all of OSI’s preclinical research in the areas of Oncology and Diabetes and was involved in the discovery and development of Tarceva. After leaving OSI in 2002, Dr. Bruskin has been the Chief Scientific Officer of Interpath Pharmaceuticals Inc. (2005-2006) and the Chief Operating Officer of Eutropics Pharmaceuticals Inc. (2006-2008) and part-time Chief Scientific Officer at America Stem Cell, Inc., a privately held biotechnology company (2009-2010).

Kenneth Galbraith, C.A., Director. Mr. Galbraith is currently a General Partner at Ventures West. He joined Ventures West in 2007 and leads the firm’s biotechnology practice. Prior to joining Ventures West, Mr. Galbraith was Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases, retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks for Centers of Excellence (NCE). He was also a Director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves on the Board of Directors of a number of private biotechnology companies as well as the Vancouver Aquarium Marine Science Centre, one of the world’s leading aquariums and Genome BC and has previously served on the Board of Directors of a number of NASDAQ-listed biotechnology companies, including Cardiome Pharma and Angiotech Pharmaceuticals. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia and is a Chartered Accountant.

Donald G. Jewell, C.A., Director. Mr. Jewell is a Chartered Accountant with over 30 years of business experience. Mr. Jewell spent 20 years with KPMG and at the time of his departure, he was the managing partner in charge of KPMG’s management consulting practice in British Columbia. Until March 2010 Mr. Jewell was Chairman of Cal Investments Limited, a London based hedge fund. Mr. Jewell is currently the managing director of a private Canadian holding company; Trustee of two substantial Canadian private trusts; and on the Board of the trusts’ major operating companies. He is also on the Board of Directors of Lantic Inc.

Frank Karbe, Director. Mr. Karbe is currently the Executive Vice President and Chief Financial Officer of Exelixis, Inc., a NASDAQ-listed biotechnology company. Prior to joining Exelixis in 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers and acquisitions in the biotechnology industry. Prior to joining Goldman Sachs in 1997, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

R. Ian Lennox, M.B.A., Director. Mr. Lennox is currently Chairman and CEO of Ricerca Biosciences, LLC, a contract research organization for the pharmaceutical industry and he is also director of several life sciences companies in North America, including Spectral Diagonstics Inc.. From 2000 to 2004, Mr. Lennox held leadership positions at MDS Inc., or MDS, first as president and chief executive officer, drug discovery and development, and later as president and chief executive officer, pharmaceutical and biotechnology markets. Prior to joining MDS, Mr. Lennox was president and chief executive officer of Phoenix International Life Sciences, a NASDAQ-listed biotechnology company, and chairman and chief executive officer of Drug Royalty Corporation, a Toronto Stock Exchange listed company. From 1978 to 1997, Mr. Lennox held progressively senior managerial positions at Monsanto Company in the U.S., Europe and Latin America, including six years as president and chief executive officer of Monsanto (Canada), based in Toronto. Mr. Lennox has also served as director of a number of life sciences companies and charitable foundations in North America. Mr. Lennox holds an Honours B.S. degree in physiology and pharmacology and an M.B.A. from the University of Western Ontario. He has also completed the executive management program in finance at the Columbia School of Business.

To the knowledge of management, no proposed director is, at the date hereof, or has been, within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as disclosed below, to the knowledge of management, no proposed director or a holding company of such proposed director: (i) is, as at the date hereof, or has been within ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed director. Certain of the investee companies that Dr. Daniel Kisner served on the board of directors in Dr. Kisner’s capacity as representative of Aberdare Ventures became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or were subject to or instituted proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, to the knowledge of management, no proposed director or a holding company of such proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director. Mr. Ian Lennox entered into a settlement agreement with the Ontario Securities Commission, or OSC, in March 2006 with regard to his purchase in the market of 25,000 shares of Labopharm Inc. while he was a director of Labopharm. The purchase was made outside a Labopharm imposed blackout period and Mr. Lennox properly filed all insider trading reports. Subsequent to the share purchase, Labopharm entered into a licensing agreement. The possibility of entering into such agreement had been discussed with the Labopharm board before Mr. Lennox made his share purchases. Mr. Lennox initiated contact with the OSC on the matter and cooperated fully with OSC staff.

There are no family relationships between any of our executive officers and/or directors.

For more information regarding our Board of Directors and committees of our Board of Directors, as applicable, please see “Executive Compensation – Director Compensation” and “Corporate Governance” below.

Unless directed otherwise by a proxyholder, or such authority is withheld, the individuals named in the accompanying Proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee whose names are set forth herein.

The directors of the Tekmira recommend that the shareholders vote FOR the election of the nominess whose names are set forth herein.

PROPOSAL 2 – RE-APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for re-appointment as auditor of Tekmira. KPMG LLP has been auditor of Tekmira since April 2007.

For more information, see “Directors and Officers – Audit Committee”, “Directors and Officers – Pre-Approval Policies and Procedures of Non-Audit Services” and “Directors and Officers – External Auditor Service Fees” in the Company’s Annual Information Form for the year ended December 31, 2010 (available at www.sedar.com) for information concerning the Audit Committee and its members.

Unless directed otherwise by a proxyholder, or such authority is withheld, management designees named in the accompanying proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Tekmira for the ensuing year.

The directors of the Tekmira recommend that the shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Tekmira for the ensuing year.

PROPOSAL 3 – APPROVAL OF INCREASE IN THE NUMBER OF COMMON SHARES IN

RESPECT OF WHICH OPTIONS MAY BE GRANTED UNDER TEKMIRA’S OPTION PLAN

The Company’s current share option plan (the “2007 Plan”) was approved by shareholders of Tekmira’s predecessor corporation in January 1996, adopted by the Board in April 2007 on the transfer of the business of the predecessor corporation to Tekmira, and last amended on May 12, 2009. Shareholders have approved the issuance of a maximum of 1,369,255 common shares of Tekmira under the 2007 Plan which represents approximately 13.2% of the Company’s 10,341,934 issued and outstanding common shares at May 10, 2011. We have 1,080,611 stock options that have been granted and are unexercised under the 2007 Plan, representing 10.4% of our outstanding common shares as of May 10, 2011. For more information on the 2007 Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Of the maximum pool of 1,369,255, there currently remains a balance of 196,790 stock options that may be granted under the 2007 Plan, which represents 1.9% of our outstanding common shares as of May 10, 2011.

The objectives of our compensation policies and programs are to: (i) to recruit and subsequently retain highly qualified employees by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies; (ii) to motivate employees to achieve important corporate performance objectives and reward them when such objectives are met; and (iii) to align the interests of employees with the long-term interests of shareholders through participation in our equity compensation plans. Equity compensation is an integral part of achieving these objectives as it provides our directors, officers, employees and consultants with the opportunity to participate in our growth and development. In order to meet the objectives of our compensation program, we are proposing to amend the 2007 Plan to increase from 1,369,255 to 1,643,144 common shares. This would increase the balance of unallocated stock options under the 2007 Plan from 196,790 to 470,679 and bring the total of granted and unexercised options together with unallocated stock options to 1,551,290, representing 15.0% of our outstanding common shares as of May 10, 2011.

We are also seeking approval at the Meeting of a new share compensation plan, the Tekmira 2011 Share Compensation Plan (the “2011 Plan”). If our shareholders approve the 2011 Plan, any approved increase in the number of shares in respect of which awards may be granted under the 2007 Plan (being 273,889), as well as the remaining unallocated 196,790 stock options under the 2007 Plan, will be available for grant under the 2011 Plan, and no further options will be granted under the 2007 Plan. All option agreements entered into under the 2007 Plan will continue to be governed by the terms of the 2007 Plan. For more information on the proposal to adopt the 2011 Plan, see “Proposal 4 – Approval of 2011 Omnibus Share Compensation Plan” below.

Under the policies of the Toronto Stock Exchange, the proposed amendment must be approved by the Company’s shareholders to be effective. A simple majority of the votes cast at the Meeting is required to approve the proposed amendment to the 2007 Plan. Accordingly, at the Meeting, shareholders will be asked to approve the following resolution:

“BE IT RESOLVED as an ordinary resolution THAT:

1. The Corporation’s share compensation plan, as amended, be and is hereby amended to increase from 1,369,255 to 1,643,144 common shares in respect of which options may be granted thereunder.

2. Notwithstanding that this resolution has been passed by the shareholders of Tekmira, the Board of Directors may revoke such resolution at any time before it is effected without further action by the shareholders.

3. Any director or officer of Tekmira be and is hereby authorized, for and on behalf of Tekmira, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby.”

Unless directed otherwise by a proxyholder, or such authority is withheld, management designees named in the accompanying proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” the amendment of the 2007 Plan to increase from 1,369,255 to 1,643,144 common shares in respect of which options may be granted thereunder.

The directors of the Tekmira recommend that the shareholders vote FOR the amendment of the 2007 Plan to increase from 1,369,255 to 1,643,144 common shares in respect of which options may be granted thereunder.

PROPOSAL 4 – APPROVAL OF 2011 OMNIBUS SHARE COMPENSATION PLAN

The Company is seeking the approval of shareholders at the Meeting to adopt a new share compensation plan, the 2011 Plan, to replace the Company’s 2007 Plan.

The Company’s 2007 Plan provides only for the grant of stock options as equity incentive awards. As a result of the Corporation’s desire for more flexibility in granting certain equity incentive awards in addition to options, the 2011 Plan allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units (collectively, and including options, referred to as “Awards”). The board of directors unanimously approved the 2011 Plan on May 10, 2011, subject to shareholder approval. Additionally, the Toronto Stock Exchange has granted conditional acceptance of the common shares to be issued pursuant to the 2011 Plan, subject to shareholder approval.

If our shareholders approve the 2011 Plan, no further options will be granted under the 2007 Plan. Accordingly, common shares in respect of which awards may be granted under the 2007 Plan will become available for grant under the 2011 Plan. In the event that the shareholders approve the increase to the number of shares available for grant as outlined in Proposal 3 above, 470,679 common shares in respect of which awards may be granted will be available for grant under the 2011 Plan, representing 4.6% of our outstanding common shares as of May 10, 2011. In the event that the shareholder do not approve the increase to the number of shares available for grant as outlined in Proposal 3 above, 196,790 common shares in respect of which awards may be granted will be available for grant under the 2011 Plan, representing 1.9% of our outstanding common shares as of May 10, 2011.

All option agreements entered into under the 2007 Plan will continue to be governed by the terms of the 2007 Plan. If shareholder approval for the 2011 Plan is not obtained at the Meeting, the 2011 Plan will be of no effect and the 2007 Plan will continue.

Under the policies of the Toronto Stock Exchange, the adoption of the 2011 Plan must be approved by the Company’s shareholders to be effective. A simple majority of the votes cast at the Meeting is required to approve the 2011 Plan. Accordingly, at the Meeting, shareholders will be asked to approve the following resolution:

“BE IT RESOLVED as an ordinary resolution THAT:

1. The Tekmira 2011 Omnibus Share Compensation Plan be and is hereby adopted;

2. Notwithstanding that this resolution has been passed by the shareholders of Tekmira Pharmaceuticals Corporation, the board of directors of Tekmira Pharmaceuticals Corporation may revoke such resolution at any time before it has been effected without further action by the shareholders; and

3. Any director or officer of Tekmira Pharmaceuticals Corporation be and is hereby authorized, for and on behalf of Tekmira Pharmaceuticals Corporation to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

Unless directed otherwise by a proxyholder, or such authority is withheld, the individuals named in the accompanying proxy intend to vote the common shares represented by proxies for which either of them is appointed proxyholder “FOR” the approval of the Tekmira 2011 Omnibus Share Compensation Plan.

The directors of the Tekmira recommend that the shareholders vote FOR the approval of the Tekmira 2011 Omnibus Share Compensation Plan.

The following is a summary of important provisions of the 2011 Plan. It is not a comprehensive discussion of all of the terms and conditions of the 2011 Plan. Readers are advised to review the full text of the 2011 Plan to fully understand all terms and conditions of the 2011 Plan. A copy of the 2011 Plan can be obtained by contacting the Corporation’s Corporate Secretary.

Purpose. The purpose of the 2011 Plan is to promote the Corporation’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote the Corporation’s business and financial success, to further the identity of interest of persons to whom Awards may be granted with those of the shareholders generally through a proprietary ownership interest in the Corporation, and to assist the Corporation in attracting, retaining and motivating its directors, officers, employees and consultants.

Administration. Under the 2011 Plan, the board of directors can, at any time, appoint a committee (the “Compensation Committee”) to, among other things, interpret, administer and implement the 2011 Plan on behalf of the board of directors in accordance with such terms and conditions as the board of directors may prescribe, consistent with the 2011 Plan (provided that if at any such time such a committee has not been appointed by the board of directors, the 2011 Plan will be administered by the board of directors).

Eligible Persons. Under the 2011 Plan, Awards may be granted to any director, officer, employee or consultant (as defined in the 2011 Plan) of the Corporation, or any of its affiliates, or a person otherwise approved by the Compensation Committee (an “Eligible Person”). A participant (“Participant”) is an Eligible Person to whom an Award has been granted under the 2011 Plan.

Share Reserve. The number of common shares in respect of which Awards may be granted under the 2011 Plan will be determined by the shareholders at the Meeting, and may be increased, decreased or fixed by our Board of Directors, as permitted under the applicable rules and regulations of our regulatory authorities to which we are subject. If the shareholders do not approve an increase in the number of common shares in respect of which Awards may be granted (See “Proposal 3 – Appoval of increase in the number of common shares in respect of which options may be granted under Tekmira’s option plan” above), the maximum number of common shares approved for issuance under the 2011 Plan will remain as 1,369,255 common shares representing approximately 13.2% of the Company’s issued and outstanding common shares as of May 10, 2011, with a balance of 196,790 available for grant under the 2011 Plan, which represents 1.9% of our outstanding common shares as of May 10, 2011. If the shareholders approve an increase in the number of common shares in respect of which Awards may be granted, the maximum number of common shares approved for issuance under the 2011 Plan will increase to 1,643,144 common shares representing approximately 15.9% of the Company’s issued and outstanding common shares as of May 10, 2011, with a balance of 470,689 available for grant under the 2011 Plan, which represents 4.6% of our outstanding common shares as of May 10, 2011.

Amending Provisions. In accordance with Toronto Stock Exchange policies, the 2011 Plan allows the Compensation Committee of the Board of Directors to amend the 2011 Plan or any award agreement under the 2011 Plan at any time provided that shareholder approval has been obtained by ordinary resolution. Notwithstanding the foregoing, shareholder approval would not be required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements, amendments to vesting provisions, amendments to the term of options or tandem stock appreciation rights held by non-insiders, amendments to the option exercise price of options held by non-insiders, and any amendments which provide a cashless exercise feature to an award that provides for the full deduction of the number of underlying common shares from the total number of common shares subject to the 2011 Plan.

Limits on Grants to Insiders. In accordance with Toronto Stock Exchange policies and emerging practice, the 2011 Plan limits the number of common shares:

(i)	issuable, at any time, to Participants that are insiders of Tekmira; and

(ii)	issued to Participants that are insiders of Tekmira within any one year period,

pursuant to the 2011 Plan, or when combined with all of Tekmira’s other security based share compensation arrangements, to a maximum of 10% of the total number of outstanding common shares (on a non-diluted basis). The common shares issued pursuant to an entitlement granted prior to the grantee becoming an insider will be excluded in determining the number of common shares issuable to insiders. Additionally, under the terms of the 2011 Plan, the number of common shares reserved for issuance to any one person shall not, in the aggregate, exceed 5% of the total number of outstanding common shares (on a non-diluted basis).

Issuance of Awards. The 2007 Plan currently authorizes only one type of award, stock options, thus limiting flexibility to provide for other types of awards. The 2011 Plan allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units, each is briefly described below:

Tandem Stock Appreciation Rights — Tandem Stock Appreciation Rights, or Tandem SARs, provide option holders with a right to surrender vested options for termination in return for common shares (or the cash equivalent) equal to the net proceeds that the option holder would otherwise have received had the options been exercised and the underlying common shares immediately sold. Settlement may be made, in the sole discretion of the Compensation Committee, in common shares or cash, or any combination thereof.

For example, if awarded Tandem SARs, an employee that held 100 vested options having an exercise price of $5.00 at a time when the market price of the Common Shares is $10.00 could either elect to (a) pay Tekmira $500 to exercise the options, receiving 100 common shares and immediately selling these shares for gross proceeds of $1,000, thereby realising a profit of $500; or (b) exercise the corresponding Tandem SARs and receive 50 common shares with a market value of $500 (or the cash equivalent). In each circumstance, the employee would receive the value of $500. However, by allowing the employee to exercise Tandem SARs, only 50 common shares are issued from treasury rather than the 100 that would be issued upon exercise of the option.

Restricted Stock Units — Restricted Stock Units, or RSUs, entitle the holder to receive common shares (or the cash equivalent) at a future date. RSUs are granted with vesting conditions (typically based on continued service or achievement of personal or corporate objectives) and settle upon vesting by delivery of common shares (or the cash equivalent). The value of the RSU increases or decreases as the price of the common shares increases or decreases, thereby promoting alignment of the interests of the RSU holders with shareholders. Settlement may be made, in the sole discretion of the Compensation Committee, in common shares or cash, or any combination thereof. Vesting of RSUs is determined by the Compensation Committee in its sole discretion and specified in the award agreement pursuant to which the RSU is granted.

Deferred Stock Units — Deferred Stock Units, or DSUs, represent a future right to receive common shares (or the cash equivalent) at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to Tekmira, allowing Tekmira to pay compensation to holders of DSUs on a deferred basis. Each DSU awarded by Tekmira is initially equal to the fair market value of a common shares at the time the DSU is awarded. The value of the DSU increases or decreases as the price of the common shares increases or decreases, thereby promoting alignment of the interests of the DSU holders with shareholders. Settlement may be made, in the sole discretion of the Compensation Committee, in common shares or cash, or any combination thereof. Vesting of DSUs is determined by the Compensation Committee in its sole discretion and specified in the award agreement pursuant to which the DSU is granted.

Adjustment of exercise/settlement during blackout periods. Further to our Insider Trading Policy, our officers, directors and employees may be prohibited from trading in our securities for an interval of time, or the Blackout Period. As Blackout Periods are of varying length and may occur at unpredictable times, Awards may expire or settle during a Blackout Period. As a result, the 2011 Plan provides that: (i) where the expiry date of an option or Tandem SAR occurs during or within ten non-blackout trading days following the end of a Blackout Period, the expiry date for such option or Tandem SAR shall be the date which is ten non-blackout trading days following the end of such Blackout Period; and (ii) where the date for the settlement of Restricted Stock Units or the payment of a settlement amount in the case of a DSU occurs during a Blackout Period, Tekmira shall make such settlement or pay such settlement amount to the holder of such an Award within ten non-blackout trading days following the end of such Blackout Period.

Computation of Available Shares. For the purposes of computing the number of Common Shares available for grant under the 2011 Plan, the 2011 Plan provides that Common Shares subject to any Award (or portion thereof) that have expired or are forfeited, surrendered, cancelled or otherwise terminated prior to the issuance or transfer of such Common Shares, or are settled in cash in lieu of settlement in Common Shares, shall again be available for grant under the 2011 Plan. Notwithstanding the foregoing, any Common Shares subject to an Award that are withheld or otherwise not issued in order to satisfy the Participant’s withholding obligations, or in payment of any option exercise price, shall reduce the number of Common Shares available for grant.

Exercise Price of Options. The 2011 Plan provides that the exercise price for each option is to be determined by the Compensation Committee, but in no event may be lower than:

(i) where the Common Shares are listed on a stock exchange or other organized market, the closing price of the Common Shares on such stock exchange or other organized market as determined by the Compensation Committee for the trading session ending on the day prior to the time of grant; or

(ii) where the Common Shares are not publicly traded, the value which is determined by the Compensation Committee to be the fair value of the Common Shares at the time of grant, taking into consideration all factors that the Compensation Committee deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arm’s length.

Settlement of Awards. Subject to the terms and limitations of the 2011 Plan, we propose that the 2011 Plan be amended to allow payments or transfers to be made upon the exercise or settlement of an Award be made in such form or forms as the Compensation Committee may determine (including, without limitation, cash or Common Shares), and payment or transfers made in whole or in part in Common Shares may, in the discretion of the Compensation Committee, be issued from treasury or purchased in the open market.

Grant, Exercise, Vesting, Settlement Awards. Subject to the terms of the 2011 Plan, the Compensation Committee may grant to any eligible person one or more Awards as it deems appropriate. The Compensation Committee may also impose such limitations or conditions on the exercise, vesting, or settlement of any Awards as it deems appropriate.

Payment of Exercise Price of Options. Participants in the 2011 Plan may pay the exercise price by cash, bank draft or certified cheque, or by such other consideration as the Compensation Committee may permit.

Term of Options. Subject to the Blackout Period provisions described above, an option will expire on the date determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, which date shall not be later than the tenth anniversary of the date of grant, or such earlier date as may be required by applicable law, rules or regulations, including those of any exchange or market on which the common shares are listed or traded. If an optionee’s status as a director, officer, employee or consultant terminates for any reason other than death or termination for cause, the option will expire on the date determined by the Compensation Committee or as specified by agreement among Tekmira and the director, officer, employee or consultant, and in the absence of such specification, will be deemed to be the date that is three months following the director, officer, employee or consultant’s termination. If the optionee’s status as a director, officer, employee or consultant is terminated for cause, the option shall terminate immediately. In the event that the optionee dies before otherwise ceasing to be a director, officer, employee or consultant, or before the expiration of the option following such a termination, the option will expire one year after the date of death, or on such other date determined by the Compensation Committee and specified in the option agreement. Notwithstanding the foregoing, except in the case of death or as expressly permitted by the Compensation Committee, all stock options will cease to vest as at the date upon which the optionee ceases to be eligible to participate in the 2011 Plan.

U.S. Qualified Incentive Stock Options. Options intended to qualify as an “incentive stock option”, as that term is defined in Section 422 of the Internal Revenue Code, may be granted under the 2011 Plan. To the extent required by the Internal Revenue Code, these options are subject to additional terms and conditions as set out in the 2011 Plan. In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the 2011 Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of the Corporation’s common shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (i) the exercise price (per common share) cannot be less than 110% of the fair market value of one common share at the time of grant; and (ii) the option exercise period cannot exceed five years from the date of grant.

Change in Control. In the event of a merger or acquisition transaction that results in a change of control of Tekmira, the Compensation Committee may, at its option, take any of the following actions: (a) determine the manner in which all unexercised or unsettled Awards granted under the 2011 Plan will be treated, including the accelerated vesting of such options; (b) offer any participant under the 2011 Plan the opportunity to obtain a new or replacement award, if applicable; or (c) commute for or into any other security or any other property or cash, any award that is still capable of being exercised or settled.

Transferability. Awards granted under the 2011 Plan are not transferable or assignable and may be exercised only by the grantee, subject to exceptions in the event of the death or disability of the grantee.

Temination. The 2011 Plan will terminate on June 22, 2021.

EXECUTIVE COMPENSATION

The following disclosure sets out the compensation for our Named Executive Officers and directors for the financial year ended December 31, 2010. For the purposes herein, our Named Executive Officers includes our Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Vice President of Pharmaceutical Development and Vice President of Business Development, as indicated in the “Summary Compensation Table” below.

Compensation Discussion and Analysis

Principles, Components and Policies

The Executive Compensation and Human Resources Committee, or the Compensation Committee, is responsible for recommending the compensation of our executive officers to the Board of Directors. In establishing compensation levels for executive officers, the Compensation Committee seeks to accomplish the following goals:

•

to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies;

•	to motivate executives to achieve important corporate performance objectives and reward them when such objectives are met; and

•	to align the interests of executive officers with the long-term interests of shareholders through participation in our Option Plan.

Currently, our executive compensation package consists of the following components: base salary, discretionary annual incentive cash bonuses, long-term incentives in the form of share options and health and retirement benefits generally available to all of our employees. We have not granted any share appreciation rights to its directors and officers. We have established the above components for our executive compensation package because we believe a competitive base salary and opportunity for annual cash bonuses are required to retain key executives and participation in our Option Plan enables our executive officers to participate in our long term success and aligns their interests with those of the shareholders. Additional details on the compensation package for Named Executive Officers are described in the following sections.

Base Salary. The Named Executive Officers are paid a salary in order to ensure that the compensation package offered by us is in line with that offered by other comparable companies in the biotechnology industry, and as an immediate means of rewarding the Named Executive Officer for efforts expended on our behalf. In the third quarter of 2010, LaneCaputo Compensation Inc. was engaged to review Executive and Director Compensation. LaneCaputo used the following companies to benchmark compensation: AEterna Zentaris Inc., AVI Biopharma, Inc., Celldex Therapeutics, Inc., Cleveland BioLabs Inc., Curis, Inc., Idera Pharmaceuticals, Inc., Inhibitex, Inc., Inovio Pharmaceuticals, Inc., Neuralstem, Inc., NovaBay Pharmaceuticals, Inc., OncoGenex Pharmaceuticals, Inc., Peregrine Pharmaceuticals Inc., Rexahn Pharmaceuticals, Inc., Sangamo BioSciences, Inc., Transition Therapeutics Inc. and YM BioSciences Inc. Base salaries for Named Executive Officers are evaluated against the responsibilities inherent in the position held and the individual’s experience and past performance. Base salaries for Dr. Murray, Mr. Mortimer, Dr. MacLachlan and Dr. Lutwyche were established as part of the business combination negotiations completed in May 2008.

Effective January 1, 2009 the base salary of Dr. Murray was increased by 6% to $345,000 and Dr. Lutwyche’s salary was increased 11% to $205,000. Mr. Mortimer’s and Dr. MacLachlan’s base salaries remained unchanged at $285,000.

Effective January 1, 2010 the base salary of Dr. MacLachlan was increased to $295,000. Dr. Lutwyche’s salary was increased 5% to $215,000 on January 1, 2010 and by a further 5% to $225,000 in May 2010 when he was promoted to Senior Vice President of Pharmaceutical Development. Dr. Murray’s and Mr. Mortimer’s salaries remained unchanged in 2010. Mr. Brennan commenced employment with Tekmira as Senior Vice President of Business Development in September 2010 with a base salary of $230,000 per year. Based on the review of the LaneCaputo report, no changes were made to the base salaries of the Named Executive Officers except for Dr. Murray whose salary became US$350,000 effective January 1, 2011.

Annual Incentive Cash Bonuses. The Board of Directors approve annual corporate objectives, which are used by the Compensation Committee for the purpose of determining recommendations to the Board of Directors on annual cash incentive bonuses, giving due consideration to our stage of development. The Compensation Committee meets regularly with our Chief Executive Officer to discuss corporate objectives. Determinations regarding individual achievement for purposes of cash bonuses are made solely at the discretion of the Board of Directors. We paid no cash bonuses to Named Executive Officers in fiscal 2008, in order to conserve our cash resources given the market conditions at that time and taking into consideration the total compensation of the Named Executive Officers.

Starting in 2009, we changed our policy of reviewing performance and paying bonuses only at year end to a policy of paying bonuses if and when we achieve major corporate objectives as determined by the Compensation Committee and Board of Directors. Cash bonus payments remain at the full discretion of the Board of Directors. Our objectives for 2009, as established by the Board of Directors included: filing an Investigational New Drug (IND) application for TKM-ApoB; advancing TKM-PLK1 toward clinical development; selecting a third product candidate; supporting our pharmaceutical partners by providing research, development and manufacturing services; and, maintaining a strong cash position. For 2009, Dr. Murray, Mr. Mortimer and Dr. MacLachlan were eligible to earn cash bonuses of up to a maximum of 50% of their respective base salaries based on the Board of Directors determination of achievement of corporate goals. For 2009, Dr. Lutwyche was eligible to earn a cash bonus up to a maximum of 35% of his base salary based on the Board of Directors determination of achievement of corporate goals. The Compensation Committee recommended, and the Board of Directors approved, the payment of 60% of the maximum cash bonus for 2009 in May 2009 following the completion of two major corporate objectives: filing an IND application for TKM-ApoB and signing a product development agreement with Roche. The recommendation of our Compensation Committee, and the determination of our Board of Directors, to pay 60% of the maximum cash bonus was based on the significance of the combined achievement of these corporate objectives relative to the remaining corporate objectives described above and a recognition of the collective efforts of our Named Executive Officers in achieving them, but was not derived based on any quantitative weighting of the corporate performance goals or other formulaic process. There were no further bonuses paid or payable in 2009.

Maximum percentage bonus potential for Drs. Murray, MacLachlan and Lutwyche and Mr. Mortimer for 2010 was the same as for 2009. Mr. Brennan, who joined Tekmira in September 2010, was eligible to earn a cash bonus up to a maximum of 35% of his base salary in 2010. Our objectives for 2010, as established by the Board of Directors included: initiating a Phase 1-2 clinical trial for TKM-ApoB; advancing TKM-PLK1 into a Phase 1 human clinical trial; selecting a third product candidate; supporting our pharmaceutical partners by providing research, development and manufacturing services; and, maintaining a strong cash position. The Compensation Committee recommended, and the Board of Directors approved, the payment of 50% of the maximum cash bonus for 2010 in August 2010 following the award of a contract with the U.S. Government to further develop TKM-Ebola. The bonus payment was based on the significance of this new contract combined with progress on some of our other corporate objectives relative to the remaining corporate objectives described above. The bonus is not based on any quantitative weighting of the corporate performance goals or other formulaic process. There were no further bonuses paid or payable to the Named Executive Officers in 2010.

Long-Term Incentives—Share Options. Share options are granted to reward individuals for current performance, expected future performance and to align the long term interest of Named Executive Officers with shareholders. Share options are generally granted in December of each year as part of the annual compensation review. The number of share options granted to Named Executive Officers is based on performance during the current year and expectations of our future needs. Mr. Mortimer was granted 6,000 options on April 1, 2008. These options were the 2007 end of year annual options that could not be granted until Tekmira’s share trading blackout was lifted following the announcement of the business combination with Protiva. Mr. Mortimer was also awarded 8,000 options on April 1, 2008 in recognition of his long-standing service to us. Following the announcement of the business combination of Tekmira and Protiva, additional options were granted to Dr. Murray, Mr. Mortimer and Dr. MacLachlan. Mr. Mortimer was granted a further 70,000 options on April 1, 2008 concurrent with the announcement of the business combination and Drs. Murray and MacLachlan were each granted 30,000 options on August 31, 2008 upon signing new employment agreements. These share option grants were determined and approved by all independent Directors based on the need to retain key Named Executive Officers to lead the new organization after the business combination of Tekmira and Protiva. In December 2008, based on corporate and individual performance and our needs for the upcoming fiscal year, Dr. Murray was granted 25,000 options, Dr. MacLachlan 16,000 options, Mr. Mortimer 11,000 options and Dr. Lutwyche 18,000 options.

We were in a share trading blackout at the end of 2009 so we were not able to grant share options at that time. In January 2010, once the share trading blackout had been lifted, we granted 25,000 options to Dr. Murray and 16,000 options to each of Mr. Mortimer, Dr. MacLachlan and Dr. Lutwyche. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on corporate and individual performance and our needs for fiscal 2010.

Mr. Brennan was granted 20,000 new hire options in September 2010. Tekmira staff were granted options in December 2010, as is our usual practice. The Named Executive Officers and Board members were not, however, granted any options at that time as the Company wishes to maintain a balance of ungranted options for use in future periods.

Share option grants are not based on pre-determined performance goals, either personal or corporate. Awards reflect the qualitative judgment of the Board of Directors as to whether a grant should be awarded for retention or incentive purposes and if so what the size and timing of such awards should be as well as taking into consideration the third party compensation survey completed for us in the third quarter of 2010.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company at the date of listing of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Total Return Index. The Company commenced trading on the TSX on May 1, 2007.

During 2007, Tekmira completed a restructuring and re-focused the Company in a new technology area. As a result, Tekmira’s share price weakened as these plans were finalized and communicated to investors. The Canadian health care and biotechnology space also underperformed the broader indices. Compensation for Named Executive Officers in 2007 increased based on the achievement of business objectives, including a re-financing and re-focusing of the Company in the RNA interference field, as well as advanced discussions with Protiva to combine the businesses of the two companies.

The Protiva business combination was completed in May 2008 concurrent with a private placement with two pharmaceutical companies at a significant premium to the Company’s share price. The business combination with Protiva was a transformative event for the Company as it brought together significant intellectual property, pharmaceutical partnerships, cash and scientific expertise to advance the Company through its next stage of development. The Protiva transaction resulted in a change in the Company’s President and CEO and the addition of Dr. Ian MacLachlan as the Company’s Executive Vice President and Chief Scientific Officer and Dr. Peter Lutwyche as the Company’s Vice President, Pharmaceutical Development. The compensation of the Named Executive Officers for 2008 was negotiated as part of the business combination between Protiva and Tekmira to ensure key executives were retained to integrate the two companies and execute the business plan of the new company. The overall compensation for the Named Executive Officers increased in 2008 due to the newly created position of Chief Scientific Officer and an increase in base salary of the Company’s Chief Financial Officer concurrent with the closing of the business combination with Protiva. The base salary of the CEO decreased after the business combination with Protiva. The weakness in the share price since the completion of the business combination has been in-line with the broader market indices and the deterioration of global equity markets and the general economy. No cash bonuses were paid to the Named Executive Officers in 2008 based on the desire to preserve cash until the financial markets improved.

Effective January 1, 2009 Drs. Murray and Lutwyche both received $20,000 pay increases to their base salaries to $345,000 and $205,000 respectively reflecting lower starting salaries following the business combination with Protiva. Dr. MacLachlan and Mr. Mortimer did not receive any increase in salary in 2009. The Company’s share price improved 145% in 2009 as compared to a 31% improvement in the S&P/TSX Composite index. The improvement in the Company’s share price reflects the achievement of a number of major corporate objectives in 2009. As discussed above the Named Executive Officers were paid 60% of their maximum bonuses in 2009.

Effective January 1, 2010 the base salary of Dr. MacLachlan was increased to $295,000. Dr. Lutwyche’s salary was increased 5% to $215,000 on January 1, 2010 and by a further 5% to $225,000 in May 2010 when he was promoted to Senior Vice President of Pharmaceutical Development. Dr. Murray’s and Mr. Mortimer’s salaries remained unchanged in 2010. The Company’s share price decreased 8% in 2010 as compared to a 19% improvement in the S&P/TSX Composite index. As discussed above the Named Executive Officers were paid 50% of their maximum bonuses in 2010.

Summary Compensation Table

The following table sets out the compensation paid, payable or otherwise provided to the Company’s Named Executive Officers during the Company’s three most recently completed financial years ending on December 31. All amounts are expressed in Canadian dollars unless otherwise noted.

Name and principal position	Year	Salary ($)	Option-based awards(1) ($)	Annual incentive cash bonuses (2) ($)	All other compensation (3) ($)	Total compensation ($)
Dr. Mark J. Murray(4) President and Chief Executive Officer	2010 2009 2008	345,000 345,000 189,583	88,453 — 168,646	86,250 103,500 —	55,584 90,237 14,727	575,287 538,737 372,956
Ian C. Mortimer Executive Vice President, Finance and Chief Financial Officer	2010 2009 2008	285,000 285,000 260,313	56,610 — 448,391	71,250 85,500 —	— 133,550 7,909	412,860 504,050 716,613
Dr. Ian MacLachlan(5) Executive Vice President and Chief Scientific Officer	2010 2009 2008	295,000 285,000 166,250	56,610 — 153,867	73,750 85,500 —	2,965 8,550 7,520	428,325 379,050 327,637
Dr. Peter Lutwyche(6) Senior Vice President of Pharmaceutical Development	2010 2009 2008	221,327 205,000 107,917	56,610 — 29,599	39,375 43,050 —	— 6,150 4,963	317,312 254,200 142,479
Paul A. Brennan(7) Senior Vice President of Business Development	2010 2009 2008	73,128 — —	151,517 — —	— — —	— — —	224,645 — —

Notes:

(1)	The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded in 2008 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 117.4%; and, a weighted average risk-free interest rate of 2.95%. No option-based awards were issued to the Named Executive Officers during the year ended December 31, 2009. The weighted average option pricing assumptions and the resultant fair values for options awarded in 2010 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 120.3%; and, a weighted average risk-free interest rate of 2.67%.
(2)	No bonuses were awarded to the Named Executive Officers in 2008. The Executive Compensation and Human Resources Committee approved the payment of 60% of the available executive bonus pool during 2009. The Executive Compensation and Human Resources Committee approved the payment of 50% of the available executive bonus pool during 2010.
(3)

All other compensation in 2008 and 2009 includes Registered Retirement Savings Plan, or RRSP, or equivalent matching payments of the lower of 3% of salary and 50% of the maximum annual contribution allowed by the Canada Revenue Agency. In 2008 and 2009 all of our full-time employees and executives were eligible for RRSP or equivalent matching payments. In 2010 RRSP match payments were suspended indefinitely to conserve cash. In 2009 Dr. Murray also received a tax gross-up payment of $46,425 in respect of his earnings prior to the business combination with Protiva. Under Dr. Murray’s previous employment agreement, which was replaced effective May 30, 2008 following the business combination with Protiva, he was eligible for a tax gross-up payment which ensures that he is no worse off as a result of paying taxes on his earnings from us in Canada as compared to if he had worked and paid taxes only in the United States. The payment was calculated and paid in 2009 once Dr. Murray had filed his 2008 U.S. and Canadian tax returns. Dr. Murray’s employment agreement with Tekmira, effective May 30, 2008, does not include a tax gross-up clause. Dr. Murrary’s other compensation also includes reimbursement of personal tax filing service fees up to a maximum of $10,000 per year as per his contract. Dr. Murray’s and Dr. MacLachlan’s other compensation also includes amounts claimed under their contractual entitlement to reimbursement of any health expenses incurred, including their families’ health expenses, that are not covered by insurance. On May 31, 2009, a year and a day after the business combination with Protiva, Mr. Mortimer received a one time retention bonus of $125,000.

(4)	Dr. Murray entered into an employment agreement with Tekmira after completion of the business combination with Protiva effective May 30, 2008. Under this agreement, Dr. Murray earned a salary of $189,583 in 2008 which is a salary of $325,000 on an annualized basis. Effective January 1, 2009 Dr. Murray’s annual salary was increased to $345,000. Dr. Murray’s compensation is earned in Canadian dollars but is converted to U.S. dollars before payment using the Bank of Canada’s exchange rate as at the end of the month prior to the month of payment.
(5)	Dr. MacLachlan entered into an employment agreement with Tekmira after completion of the business combination with Protiva effective May 30, 2008. Under this agreement, Dr. MacLachlan earned a salary in 2008 of $166,250 which is a salary of $285,000 on an annualized basis. Dr. MacLachlan salary was increased to $295,000 on January 1, 2010.
(6)	In 2008 Dr. Lutwyche earned a salary of $107,917 which is a base salary of $185,000 on an annualized basis. Effective January 1, 2009, Dr. Lutwyche’s annual salary was increased to $205,000. Dr. Lutwyche’s annual salary was increased to $215,000 on January 1, 2010 and to $225,000 in May 2010.
(7)	Mr. Brennan commenced employment with in September 2010 with an annual salary of $230,000.

Option Based Awards

Share options are generally awarded to executive officers at commencement of employment and periodically thereafter after taking into consideration, among other things, the number of share options held by an executive officer. Options are generally granted to corporate executives in December of each year as part of the annual compensation review. Any special compensation other than cash bonuses is typically granted in the form of options. Options are granted at other times of the year to individuals commencing employment with the Company or in special circumstances. The exercise price for the options is the closing price of the Common Shares on the last trading day before the grant of the option. See “Securities Authorized for Issuance Under Equity Compensation Plans” for a description of the terms of the Corporation’s current share option plan, the 2007 Plan. At the Meeting, shareholders of the Company will be asked to approve a new equity compensation plan for the Company, the 2011 Plan, which will replace the 2007 Plan. All options granted under the 2007 Plan will continue to be goverened by the 2007 Plan. See “Proposal 4 – Approval of 2011 Omnibus Share Compensation Plan” for more detail.

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The Company’s 2007 Plan was approved by shareholders of Tekmira’s predecessor corporation in January 1996, adopted by the Board in April 2007 on the transfer of the business of that predecessor corporation to Tekmira, and last amended on May 12, 2009. Shareholders have approved the issuance of a maximum of 1,369,255 common shares of Tekmira under the 2007 Plan which represents approximately 13.2% of the Company’s issued and outstanding common shares at May 10, 2011.

Since January 1996, the equivalent of 91,854 common shares of Tekmira have been issued pursuant to the exercise of options granted under the 2007 Plan (which represents approximately 0.9% of the Company’s issued and outstanding common shares), and as of May 10, 2011, there were 1,080,611 common shares of Tekmira subject to options outstanding under the 2007 Plan (which represents approximately 10.4% of the Company’s current issued and outstanding common shares). The number of common shares of Tekmira remaining available for future grants of options as at May 10, 2011 was 196,790 (which represents approximately 1.9% of the Company’s current issued and outstanding common shares).

The following table sets out 2007 Plan information as at the end of the financial year ended December 31, 2010.

2007 Plan Information

Equity compensation plans approved by securityholders	Number of securities to be issued upon exercise of outstanding options (“Column A Securities”)	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding Column A Securities)
2007 Plan	1,083,432	$7.95	193,965

Terms of the 2007 Plan

The 2007 Plan provides that the Board of Directors may, from time to time, grant options to acquire all or part of the shares subject to the 2007 Plan to any person who is an employee or director of the Company or any of its subsidiaries, or any other person or company engaged to provide ongoing management, financial and scientific consulting or like services for the Company or any of its subsidiaries. The exercise price of options granted under the 2007 Plan will be determined by the directors, but will be at least equal to the closing trading price for the common shares of Tekmira on the day before the grant date. The term of option granted may not exceed 10 years from the date of grant of the option.

Tekmira options may not be exercised after an optionee ceases to be an eligible recipient under the 2007 Plan, except as follows:

•

in the case of death, all unvested options of the optionee will be deemed to have become fully vested immediately before death, and the personal representatives of the optionee will be entitled to exercise the options at any time by the earlier of (a) the expiry date, and (b) the first anniversary of the date of death;

•

in the case of retirement, all unvested options of the optionee will be deemed to have become fully vested immediately before retirement, and the options will be exercisable by the earlier of (a) the expiry date, or (b) the first anniversary of the date of retirement;

•

in the case of an optionee becoming unable to work due to illness, injury or disability, all option rights will vest, and the options will be exercisable, on the same terms as if the optionee had continued to be an eligible recipient under the 2007 Plan; and

•

in the case of an optionee resigning his office, or terminating his employment or service, or being dismissed without cause, the option rights that have accrued to such optionee up to the time of termination will be exercisable within the 30 days after the date of termination.

In the case of an optionee being dismissed from office, employment or service for cause, all option rights that had accrued to the optionee to the date of termination will immediately terminate.

Any option granted is also subject to certain vesting provisions, typically over three years for employees and immediate vesting for directors. Except in the case of the death of an optionee, an option may be exercisable only by the optionee to whom it is granted and may not be assigned. The 2007 Plan does not provide for any financial assistance to 2007 Plan members in exercising their options.

As specifically provided for in the 2007 Plan, the number of common shares of Tekmira that, under all share compensation arrangements:

•	may be reserved for issuance to all insiders, may not exceed 10% of the common shares of Tekmira outstanding on a non-diluted basis (the “Outstanding Issue”) at that time;

•	may be issued to all insiders within a one-year period may not exceed 10% of the Outstanding Issue at that time;

•	to any one insider and his or her associates, within a one-year period, may not exceed 5% of the Outstanding Issue at that time; and

•	may be reserved for issuance to non-employee directors, may not exceed 2% of the Outstanding Issue at that time (the “Non-Employee Director Cap”).

The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the 2007 Plan. Any amendment to any provision of the 2007 Plan will be subject to any necessary approvals by shareholders and any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Shareholder approval is required for any amendment or modification to the 2007 Plan that does any of the following:

•	increases the number of common shares of Tekmira reserved for issuance under the 2007 Plan;

•

reduces the exercise price of an option except for the purpose of maintaining option value in connection with a subdivision or consolidation of, or payment of a dividend payable in, common shares of Tekmira or a reorganization, reclassification or other change or event affecting the common shares of Tekmira (for this purpose, cancellation or termination of an option of a 2007 Plan participant prior to its expiry date for the purpose of reissuing options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option);

•	extends the term of an option beyond the expiry date or allow for the expiry date to be greater than 10 years (except where an expiry date would have fallen within a blackout period of the Company);

•	permits options to be assigned or exercised by persons other than the optionholder except for normal estate planning or estate settlement purposes;

•	permits equity compensation, other than Tekmira options, to be made under the 2007 Plan; or

•	changes to the Non-Employee Director Cap from a maximum of 2% of the Outstanding Issue at that time.

Except for the above noted matters, the Board retains the power to approve all other changes to the 2007 Plan without shareholder approval. Such amendments may include the following:

•

amendments to the terms and conditions of the 2007 Plan necessary to ensure that the 2007 Plan complies with the applicable regulatory requirements, including without limitation the rules of the Toronto Stock Exchange or any national securities exchange or system on which the common shares of Tekmira are then listed or reported, or by any regulatory body having jurisdiction with respect thereto;

•	making adjustments to outstanding options in the event of certain corporate transactions;

•

the addition of a cashless exercise feature, payable in cash or securities, whether or not such feature provides for a full deduction of the number of underlying securities from the number of common shares of Tekmira reserved for issuance under the 2007 Plan;

•	a change to the termination provisions of a security or the 2007 Plan which does not entail an extension beyond the original expiry date;

•	amendments to the provisions of the 2007 Plan respecting administration of the 2007 Plan and eligibility for participation under the 2007 Plan;

•

amendments to the provisions of the 2007 Plan respecting the terms and conditions on which options may be granted pursuant to the 2007 Plan, including the provisions relating to the exercise price, option period, and vesting schedule; and

•	amendments to the 2007 Plan that are of a “housekeeping nature.”

At the Meeting, shareholders of the Company will be asked to approve a new equity compensation plan for the Company, the 2011 Plan, which will replace the 2007 Plan. All options granted under the 2007 Plan will continue to be goverened by the 2007 Plan. See “Proposal 4 – Approval of 2011 Omnibus Share Compensation Plan” for more detail.

Additional Shares Subject to Issue

On May 30, 2008, as a condition of the acquisition of Protiva, the Company reserved 350,457 common shares (which represents approximately 3.4% of the Company’s issued and outstanding common shares) for the exercise of up to 519,073 Protiva share options (“Protiva Options”). These shares are reserved for the issue to those shareholders who did not exercise their Protiva share options and exchange the shares of Protiva issuable on exercise for common shares of Tekmira on the closing of the business combination with Protiva. The shares reserved for them are equal to the same number of Tekmira common shares they would have received if they had exercised their options and transferred the shares to Tekmira. The Protiva Options are not part of Tekmira’s 2007 Plan and the Company is not permitted to grant any further Protiva stock options. The Protiva Options all have a $0.30 exercise price and expire on dates ranging from August 30, 2011 to March 1, 2018. As at May 10, 2011 a total of 5,636 Protiva options had been exercised.

Executive Incentive Plan Awards - Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2010, for each Named Executive Officer:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Dr. Mark Murray (2)	2,025 81 27 72 54 270 27 14,973 27 81 27 27 8,193 219,428 27,007 30,000 25,000 25,000	0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 4.65 1.80 3.85

January 22, 2011

January 22, 2011

February 16, 2011 April 30, 2011

June 3, 2011

July 16, 2011

July 23, 2011

August 30, 2011 December 19, 2011 January 22, 2012 June 8, 2012

July 23, 2012

July 29, 2012 September 12, 2015

March 1, 2018 August 30, 2018 December 8, 2018

January 27, 2020

8,213 329 110 292 219 1,095 110 60,726 110 329 110 110 33,228 889,926 109,532 0 67,500 16,250
Ian C. Mortimer	3,000 15,000	7.00 3.10	December 14, 2014 July 25, 2015	0 21,000

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
	10,000 15,000 10,000 84,000 11,000 16,000	5.40 3.00 6.50 5.60 1.80 3.85	March 28, 2016 August 2, 2016 August 6, 2017 March 31, 2018 December 8, 2018 January 27, 2020	0 22,500 0 0 29,700 10,400
Dr. Ian MacLachlan	30,000 16,000 16,000	4.65 1.80 3.85	August 30, 2018 December 8, 2018 January 27, 2020	0 43,200 10,400
Dr. Peter Lutwyche	18,000 16,000	1.80 3.85	December 8, 2018 January 27, 2020	48,600 10,400
Paul A. Brennan	20,000	8.20	September 6, 2020	0

Notes:

(1)	This amount is based on the difference between Tekmira’s year end TSX share price of $4.50 and the exercise price of the option.
(2)	Dr. Murray holds options to purchase 403,337 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 272,319 common shares of Tekmira on the exercise of these stock options giving an effective cost per Tekmira stock option of $0.44. The shares reserved for issue on the exercise of the Protiva options are equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”.

Executive Incentive Plan Awards – Value Vested During the Year

The aggregate value of executive options vesting during the year ended December 31, 2010 measured at their date of vesting by comparing option exercise price to closing market price on that day was:

Name	Option-based awards –Value vested during the year ($)
Dr. Mark J. Murray	0
Ian C. Mortimer	0
Dr. Ian MacLachlan	0
Dr. Peter Lutwyche	0
Paul A. Brennan	0

Pension Plans

The Company has no pension or deferred compensation plans for its Named Executive Officers.

Termination and Change of Control Benefits

The following table provides information concerning the value of payments and benefits following the termination of employment of the Named Executive Officers under various circumstances. Payments vary based on the reason for termination and the timing of a departure. The below amounts are calculated as if the Named

Executive Officer’s employment had been terminated on December 31, 2010. Receipt of payments on termination is contingent on the Named Executive Officer delivering a release to Tekmira.

Payment Type	Dr. Mark J. Murray	Dr. Ian MacLachlan	Ian C. Mortimer	Dr. Peter Lutwyche	Paul A. Brennan
Involuntary Termination by Tekmira for cause or upon death
Cash payment	$0	$0	$0	$0	$0
Option values (1)	$1,157,659	$35,000	$68,375	$39,050	$0
Benefits (2)	$0	$0	$0	$0	$0
Involuntary Termination by Tekmira without cause or by Executive with good reason (3)
Cash payment	$1,035,000	$885,000	$855,000	$150,000	$115,000
Option values (4)	$1,184,121	$51,000	$81,000	$41,650	$0
Benefits (2)	$185,742	$22,630	$16,664	$5,483	$4,116

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $4.50 and the exercise price of the options that were vested as at December 31, 2010.
(2)	Ongoing benefit coverage has been estimated assuming that benefits will be payable for the full length of the severance period which would be the case if new employment was not taken up during the severance period. Benefits include extended health and dental coverage that is afforded to all of the Company’s full time employees. Dr. Murray’s benefits also include a $2,000,000 life insurance policy, the reimbursement of up to $10,000 per annum in professional fees related to the filing of his tax returns. Dr. Murray and Dr. MacLachlan’s benefits also include an estimate of the costs of reimbursement of health expenses incurred, including their families’ health expenses, that are not covered by insurance.
(3)	Paid in circumstances of the Named Executive Officer departing for “good reason”, which includes an adverse change in the Named Executive Officer’s duties or responsibilities or a reduction in compensation and benefits.
(4)	This amount is based on the difference between Tekmira’s year end share price of $4.50 and the exercise price of the options that were vested as at December 31, 2010 and options that would vest during the severance period.

Director Compensation

The Board of Directors, or the Board, has adopted formal policies for compensation of non-executive directors. In order to align the interests of directors with the long-term interests of shareholders, the directors have determined that the most appropriate form of payment for their services as directors is through participation in the Tekmira’s equity compensation plans, as well as an annual cash retainer and fees for meeting attendance. Directors who also serve as a member of our management team receive no additional consideration for acting as a director.

The Board has adopted a policy that non-executive directors are granted options upon appointment as a director and are eligible for annual grants thereafter. Following the business combination with Protiva, the Board reviewed its fee schedule and effective September 1, 2008, adopted the following fee schedule: an annual cash retainer of US$18,000 per annum (US$25,500 for the Chairman of the Board; an additional US$5,000 for the Chairman of the Audit Committee; an additional US$2,500 for members of the Audit Committee; and an additional US$2,500 for the Chairman of any other Board constituted committees) and meeting fees of US$500 to US$1,750. The fee schedule was adjusted to increase the annual retainer and lower per meeting fees in line with companies comparable to Tekmira which lowered the overall cash compensation on an annual basis.

Non-executive directors earned cash compensation of $294,786 in 2010 as annual retainer and meeting attendance fees. The Company also, reimburses directors for expenses they incur on behalf of the Company, including attending meetings of the Board.

The compensation provided to the directors, excluding Dr. Murray who is included in the Named Executive Officer disclosure above, for the Company’s most recently completed financial year of December 31, 2010 is:

Name	Fees earned ($)	Option-based awards (1) ($)	Total ($)
Daniel Kisner	38,908	35,381	74,289
Don Jewell	35,928	17,691	53,619
Frank Karbe (Audit Committee Chair)	34,980	17,691	52,671
Kenneth Galbraith	33,933	17,691	51,624
R. Ian Lennox	35,948	17,691	53,639
Michael J. Abrams	38,632	17,691	56,323
Arthur M. Bruskin	33,132	17,691	50,823
James W. Hudson	21,324	17,691	39,015
Gary E. Frashier	18,699	17,691	36,390
K. Michael Forrest	3,301	—	3,301

Notes:

(1)	The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded in 2010 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 119.6%; and, a weighted average risk-free interest rate of 2.81%.

Director Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2010, for each director serving for at least a portion of 2010:

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Daniel Kisner	10,000	3.85	January 27, 2020	6,500
Don Jewell	5,000	1.80	December 8, 2018	13,500
	5,000	3.85	January 27, 2020	3,250
Frank Karbe	5,000	3.85	January 27, 2020	3,250
Kenneth Galbraith	5,000	3.85	January 27, 2020	3,250
R. Ian Lennox	5,000	1.80	December 8, 2018	13,500
	5,000	3.85	January 27, 2020	3,250
Michael J. Abrams (2)	675	0.44	January 22, 2011	2,738
	675	0.44	January 22, 2012	2,738
	675	0.44	January 21, 2013	2,738
	675	0.44	January 21, 2014	2,738
	675	0.44	January 22, 2015	2,738
	17,044	0.44	September 12, 2015	69,125
	5,445	0.44	December 31, 2015	22,083

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
	675	0.44	April 3, 2017	2,738
	13,503	0.44	May 27, 2017	54,764
	5,000	1.80	December 8, 2018	13,500
	5,000	3.85	January 27, 2020	3,250
Arthur M. Bruskin	4,000	5.60	March 31, 2018	0
	5,000	1.80	December 8, 2018	13,500
	5,000	3.85	January 27, 2020	3,250
James W. Hudson (3)	1,500	7.00	December 14, 2014	0
	2,500	5.40	March 28, 2016	0
	5,000	3.00	August 2, 2016	7,500
	5,000	6.50	August 6, 2017	0
	9,000	5.60	March 31, 2018	0
	5,000	1.80	December 8, 2018	13,500
	5,000	3.85	January 27, 2020	3,250
Gary E. Frashier (3)	1,500	7.00	December 14, 2014	0
	2,500	5.40	March 28, 2016	0
	5,000	3.00	August 2, 201	7,500
	5,000	6.50	6 August 6, 2017	0
	9,000	5.60	March 31, 2018	0
	5,000	1.80	December 8, 2018	13,500
	5,000	3.85	January 27, 2020	3,250
K. Michael Forrest (4)	1,500	7.00	December 14, 2014	0
	2,500	5.40	March 28, 2016	0
	5,000	3.00	August 2, 2016	7,500
	5,000	6.80	August 6, 2017	0
	12,000	5.60	March 31, 2018	0
	5,000	1.80	December 8, 2018	13,500

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $4.50 and the exercise price of the option.
(2)	All of Dr. Abrams’s options with an exercise price of $0.44 were granted to Dr. Abrams as a Director of Protiva. The shares reserved for these options are equal to the number of Tekmira common shares that would have been received if the options had been exercised prior to the business combination and subsequently exchanged for Tekmira common shares such that Dr. Abrams will receive Temkira common share upon exercise of these options.
(3)	Messrs. Hudson and Frashier resigned as directors on June 23, 2010, the date of the last Annual General Meeting.
(4)	Mr. Forrest resigned as a director on January 28, 2010.

Director options are priced at the closing market price of the previous trading day and vest immediately upon granting. The Company typically grants options to directors at the time of their first appointment to the Board and then on an annual basis at the end of the fiscal year. The Company was in a share trading blackout at the end of 2009 so was not able to grant share options at the end of the fiscal year. In January 2010, once the share trading blackout had been lifted, the Company granted 5,000 share options to each of the directors except for the newly appointed Chairman, Dr. Daniel Kisner, who was granted 10,000 share options. The Named Executive Officers and Board members were not granted any options at the end of 2010 as the Company wishes to maintain a balance of ungranted options for use in future periods.

Benefits on Termination of Directors

We do not have any contractual obligations arising a director’s service terminates. However, historical practice has been to waive the stock options plan’s post termination 30 day cancellation and extend stock options through to their original expiration date.

Long-Term Incentive Plan Awards for our Directors

We do not have any long-term incentives for our Directors other than stock options.

Pension, Retirement or Similar Benefit for our Directors

We do not have any amounts set aside or accrued to provide for pension, retirement or similar benefits for our Directors.

Directors’ and Officers’ Liability Insurance

We purchase annual insurance coverage for our directors’ and officers’ (executives’) liability.

CORPORATE GOVERNANCE

Tekmira believes in building a strong governance foundation. We are subject to many provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC, the governance standards of the NASDAQ and the rules and policies of the Canadian provincial securities regulators regarding audit committees, corporate governance and the certification of certain annual and interim filings. The following disclosure of our approach to corporate governance outlines the various procedures, policies and practices that Tekmira and our Board of Directors have implemented to address all of the foregoing requirements and, where appropriate, reflect current best practices.

Board of Directors

Our Board of Directors assumes responsibility for stewardship of Tekmira. The mandate of our Board of Directors is to supervise the management of the business and affairs of Tekmira. Our Board of Directors delegate day-to-day managerial responsibilities to management, and any responsibility not delegated to senior management or to a committee of the board remains with the full Board of Directors. Our Board of Directors has a formal mandate, which is attached to this Information Circular as Exhibit A.

Our Board of Directors is currently composed of eight directors. A majority of the members of the Board of Directors are independent directors, and thus the Board is able to act independently from management. Our Board of Directors has determined that seven of the eight members of the board are independent under the current requirements of the NASDAQ and the rules and regulations of the Canadian provincial securities regulatory authorities.

Our independent directors are as follows: Michael J. Abrams, Arthur M. Bruskin, Kenneth Galbraith, Donald G. Jewell, Frank Karbe, Daniel Kisner, and R. Ian Lennox. Mark J. Murray, our President and Chief Executive Officer, is not independent as a result of being an officer of Tekmira. Further information on our directors is set out in the biography of each director under the heading “Proposal 1 — Election of Directors”. Each biography also outlines the director’s relevant experience and expertise.

Shareholder Communications with our Board of Directors

The Company communicates with its stakeholders through a number of channels including its web site at www.tekmirapharm.com. Shareholders can provide feedback to the Company in a number of ways, including email at imortimer@tekmirapharm.com. Any communication sent must state the number of our common shares owned by the shareholder making the communication. We will review each communication and will forward such communication to our Board of Directors, or to any individual director to whom the communication is addressed, unless the communication is unduly hostile, threatening or similarly inappropriate, in which case, we shall discard the communication. All communications that relate to questionable accounting or auditing matters involving Tekmira should be addressed directly to the chair of our Audit Committee as set forth in our Whistleblower Policy, which can be obtained on our website at www.tekmirapharm.com.

Committees of our Board of Directors

To assist in the discharge of its responsibilities, our Board of Directors currently has four committees: the Audit Committee, the Executive Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, and the Science Committee.

Audit Committee

The members of our Audit Committee are Mr. Karbe, Mr. Jewell and Mr. Galbraith, each of whom is a non-employee member of our Board of Directors. Mr. Karbe chairs the Audit Committee. Our Board of Directors has determined that each of the members of the Audit Committe is financially literate and have financial expertise (as is currently defined under the applicable SEC rules). Our Board of Directors has determined that each member of our Audit Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and the rules and regulations of the SEC and Canadian provincial securities regulatory authorities.

Our Audit Committee is responsible for overseeing our financial reporting processes on behalf of our Board of Directors. Our auditor and independent registered public accounting firm reports directly to our Audit Committee. Specific responsibilities of our Audit Committee include:

•	overseeing the work of the auditors engaged for the purpose of preparing or issuang an auditor’s report or performing other audit, review or attest services for the Company;

•

evaluating the performance, and assessing the qualifications, of our auditor and recommending to our Board of Directors the appointment of, and compensation for, our auditor for the purpose of preparing or issuing an auditor report or performing other audit, review or attest services;

•	subject to the appointment of our auditor in accordance with applicable corporate formalities, determining and approving the engagement of, and compensation to be paid to, our auditor;

•	determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our auditor and to perform any proposed permissible non-audit services;

•

reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to our Board of Directors whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by our Board of Directors;

•	conferring with our auditor and with our management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•

reviewing and discussing with our management and auditor, as appropriate, our guidelines and policies with respect to risk assessment and risk management, including our major financial risk exposures and investment and hedging policies and the steps taken by our management to monitor and control these exposures.

See “Directors and Officers – Audit Committee”, “Directors and Officers – Pre-Approval Policies and Procedures of Non-Audit Services” and “Directors and Officers – External Auditor Service Fees” in the Company’s Annual Information Form for the year ended December 31, 2010 (available at www.sedar.com) for more information concerning the Audit Committee and its members.

A copy of our Audit Committee’s charter is attached to our Annual Information Form for the year ended December 31, 2010 and is available at www.sedar.com.

Executive Compensation and Human Resources Committee

The members of our Executive Compensation and Human Resources Committee (the “Compensation Committee”) are Mr. Lennox, Dr. Abrams and Dr. Kisner. Mr. Lennox chairs the Compensation Committee. Our Board of Directors has determined that each member of our Compensation Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

Specific responsibilities of our Compensation Committee include:

•

reviewing and making recommendations to our Board of Directors for our chief executive officer and other executive officers: annual base salary; annual incentive bonus, including the specific goals and amount; equity compensation; employment agreements, severance arrangements and change in control agreements/provisions; and any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to our Board of Directors regarding the Company’s overall compensation plans and structure, including incentive compensation and equity based plans;

•

reviewing and making recommendations to our Board of Directors regarding the compensation to be paid to our non-employee directors, including any retainer, committee and committee chair fees and/or equity compensation;

•	reviewing any report to be included in our periodic filings or proxy statement; and

•	acting as administrator of our equity compensation plans.

We engaged a third party firm, LaneCaputo Compensation Inc., to evaluate our Named Executive Officer compensation, including base salaries, in the third quarter of 2010.

A copy of our Compensation Committee’s charter is available on our website at www.tekmirapharm.com.

Corporate Governance and Nominating Committee

The members of our Corporate Governance and Nominating Committee are Mr. Galbraith, Dr. Bruskin and Dr. Kisner. Mr. Galbraith chairs the committee. Our Board of Directors has determined that each member of our Corporate Governance and Nominating Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

Specific responsibilities of our Corporate Governance and Nominating Committee include:

•	establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board;

•	evaluating, reviewing and considering the recommendation for nomination of incumbent directors for re-election to the Board;

•	periodically reviewing and assessing the performance of our Board, including Board committees;

•	developing and reviewing a set of corporate governance principles for Tekmira.

A copy of our Corporate Governance and Nominating Committee’s charter is available on our website at www.tekmirapharm.com.

Our Board of Directors is responsible for approving nominees for election as directors. However, as is described above, our Corporate Governance and Nominating Committee is responsible for reviewing, soliciting and recommending nominees to our Board of Directors.

In evaluating prospective nominees, our Corporate Governance and Nominating Committee looks for the following minimum qualifications: strong business acumen, extensive previous experience as an executive or director with successful companies, the highest standards of integrity and ethics, and a willingness and ability to make the necessary time commitment to diligently perform the duties of a director. Nominees are selected with a view to our best interests as a whole, rather than as representative of any particular stakeholder or category of stakeholders. Our Corporate Governance and Nominating Committee will also consider the skill sets of the incumbent directors when recruiting replacements to fill vacancies in our Board of Directors. Our Board of Directors prefers a mix of experience among its members to maintain a diversity of viewpoints and ensure that our Board of Directors can achieve its objectives. When a vacancy on our Board of Directors occurs, in searching for a new director, the Corporate Governance and Nominating Committee will identify particular areas of specialization which it considers beneficial, in addition to the general qualifications, having regard to the skill sets of the other members of our Board of Directors. Potential nominees and their respective references are interviewed extensively in person by the Corporate Governance and Nominating Committee before any nomination is endorsed by that committee. All nominations proposed by the Corporate Governance and Nominating Committee must receive the approval of our Board of Directors.

Science Committee

The members of our Science Committee are Dr. Bruskin, Dr. Abrams and Dr. Kisner. Dr. Bruskin chairs the Science Committee. Our Board of Directors has determined that each member of our Science Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

Specific responsibilities of our Science Committee include:

•	review with management and report to the Board of Directors on the research programs of Tekmira and on relevant developments in the field of RNAi research; and

•	attend meetings of any external scientific advisory groups including the Scientific Advisory Board.

Board and Committee Meetings

During 2010, our Board of Directors held a total of 10 meetings (in person or by teleconference). Our Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Science Committee met a total of five, six, one and two times, respectively, during 2010.

The attendance records for the members of the Board of Directors in the year ended December 31, 2010 are as follows:

Director	Number of meetings attended:
	Board	Committees
Daniel Kisner (Chairman of the Board)	9 of 9	5 of 5
Mark J. Murray	10 of 10	n/a
Arthur Bruskin	9 of 10	2 of 2
R. Ian Lennox	8 of 10	6 of 6
Michael J. Abrams	10 of 10	9 of 9
Don Jewell	10 of 10	4 of 4
Frank Karbe	9 of 9	4 of 5
Kenneth Galbraith	8 of 9	3 of 3
K. Michael Forrest (1)	1 of 1	0 of 0

Director	Number of meetings attended:
	Board	Committees
Gary E. Frashier (2)	5 of 5	3 of 3
James W. Hudson (2)	5 of 5	3 of 3

Note:

(1)	Mr. Forrest resigned from the Board on January 28, 2010.
(2)	Messrs. Hudson and Frashier resigned as directors on June 23, 2010, the date of the last Annual General Meeting.

In addition to the Company’s formal, standing committees, the Board may from time-to-time organize informal, ad-hoc committees to address specific issues.

The Board meets on a quarterly, regularly scheduled basis and more frequently as required. In addition, informal communications between management and directors occur apart from regularly scheduled Board and committee meetings. At each regularly held quarterly Board meeting, the Board’s independent directors held an in camera session without the presence of non-independent directors and members of management.

Certain of the directors and senior officers of the Company are employed by or affiliated with organizations which have entered into research agreements with the Company. As disputes may arise between these organizations and the Company, or certain of these organizations may undertake or have undertaken research with competitors of the Company, there exists the possibility for such persons to be in a position of conflict. However, these persons have a duty to deal fairly and in good faith with the Company and such other organizations in making any decision or recommendation involving the Company. In addition, as applicable, such directors and officers will refrain from voting on any matter in which they have a conflict of interest.

Code of Conduct

We have adopted a code of business conduct for directors, officer and employess (the “Code of Conduct”), which is available on our website at www.tekmirapharm.com and also at www.sedar.com.

Our Board of Directors and management review and discuss from time to time the effectiveness of our Code of Conduct and any areas or systems that may be further improved. We have not filed a material change report that pertains to any conduct of any of our directors or executive officers that constitutes a departure from our Code of Conduct. If we make any substantive amendments to our Code of Conduct, or grant any waiver from a provision of our Code of Conduct to any of our executive officers or directors, we will promptly disclose the nature of the amendment or waiver on our website.

Tekmira complies with the relevant provisions under the Business Corporations Act (British Columbia) that deal with conflict of interest in the approval of agreements or transactions and our code of conduct sets out additional guidelines in relation to conflict of interest situations. Tekmira, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that one of our directors or officers may have. Where appropriate, our directors absent themselves from portions of a meeting of our Board of Directors or Board committee to allow independent discussion of points in issue.

Tekmira was founded on, and the business continues to be successful largely as a result of, a commitment to ethical conduct. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees compliance with our Code of Conduct to the extent possible.

Position Descriptions

Our entire Board of Directors is responsible for the overall governance of Tekmira. Any responsibility that is not delegated to senior management or a committee of our Board of Directors remains with the entire board. Our Board of Directors has adopted a position description for our Chairman. Currently, our Chairman is independent of management; however, in the event that our Chairman is not independent under applicable regulation, we have also adopted a position description for a Lead Director. Additionally, we have adopted position descriptions for each of the Chairs of our four committees.

Our Board of Directors has also adopted a position description for our Chief Executive Officer. Our Chief Executive Officer has overall responsibility for all operations of Tekmira. Our Board of Directors reviews and approves the corporate objectives that our Chief Executive Officer is responsible for meeting and such corporate objectives form a key reference point for the review and assessment of our Chief Executive Officer’s performance.

Orientation and Continuing Education

New Board members receive a director’s orientation including reports on the Company’s strategic plans, its significant financial, accounting and risk management issues. In addition, the orientation for our directors involves meeting with our senior management and an interactive introductory discussion about Tekmira, providing the directors with an opportunity to ask questions.

Board meetings are periodically held at the Company’s facilities and combined with presentations by the Company’s senior management to give the directors additional insight into the main areas of the Company’s business.

GENERAL INFORMATION

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as otherwise set out herein.

Indebtedness of Directors and Executive Officers

No director, nominee for election as a director, executive officer, employee or former director, executive officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed financial year.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, no informed person (as defined in National Instrument 51-102) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or nominee had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries since the beginning of the most recently completed financial year, other than as set out herein.

Management Contracts

There are no management functions of the Company which are to any substantial degree performed by an individual or company other than the directors or executive officers of the Company or a subsidiary.

Shareholder Proposals

If you want to propose a matter for consideration at our 2012 Annual General Meeting, then that proposal must be received at our registered office at 25th Floor, Toronto Dominion Bank Tower, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 by March 22, 2012. For a proposal to be valid, it must, subject to the Business Corporations Act (British Columbia), be in writing, accompanied by the requisite declarations and signed by the submitter and qualified shareholders who at the time of signing are the registered or beneficial owners of shares that, in the aggregate: (a) constitute at least 1% of our issued common shares that have the right to vote at general meetings; or (b) have a fair market value in excess of Cdn$2,000. For the submitter or a qualified shareholder to be eligible to sign the proposal, that shareholder must have been the registered or beneficial owner of our common shares that carry the right to vote at general meetings for an uninterrupted period of at least two years before the date the proposal is signed.

ADDITIONAL INFORMATION

Information contained herein is given as of May 10, 2011, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to Tekmira, including Tekmira’s most current Annual Information Form (together with documents incorporated therein by reference), the comparative consolidated financial statements of Tekmira for the financial year ended December 31, 2010, together with the report of the auditors thereon and management’s discussion and analysis of Tekmira’s financial condition and results of operations for fiscal 2010 which provide financial information concerning Tekmira can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents, as well as any additional copies of this Information Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable. Additionally, the reports and other information filed by us with the SEC can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549.

APPROVAL OF INFORMATION CIRCULAR

The contents and mailing to Shareholders of this Information Circular have been approved by the Board.

(signed) Dr. Daniel Kisner
Chairman of the Board
Vancouver, British Columbia May 10, 2011

Exhibit A

MANDATE OF THE BOARD OF DIRECTORS

This Mandate of the Board of Directors (the “Board”) of Tekmira Pharmaceuticals Corporation (the “Company”) outlines the responsibilities of the Company’s Board, and identifies the personal and professional conduct expected of its directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the Board to oversee the direction and management of the Company in accordance with the Company’s Articles, the Business Corporations Act (British Columbia) (the “BCBCA”), and the applicable requirements of such securities exchange or quotation system or regulatory agency as may from time to time apply to the Company, the rules and regulations of the United States Securities and Exchange Commission, and the rules and regulations of the Canadian provincial and federal securities regulatory authorities, in all cases as may be modified or supplemented (collectively referred to herein as the “Rules”), while adhering to the highest ethical standards. Specific tasks and actions of the Board in fulfilling these general responsibilities are as follows:

Strategic Planning & Budgets

•

Meet at least annually to review the Company’s strategic business plan proposed by management, which takes into account, among other things, the opportunities and risks of the Company’s business, and includes a statement of the Company’s vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.

•	Review the Company’s corporate objectives, financial plans and budgets proposed by management and adopt the same with such changes as the Board deems appropriate.

•	In connection with such reviews, the Board shall seek to provide a balance of long-term versus short-term orientation towards the Company’s vision, mission and values.

Review of Corporate Performance

•	Review the Company’s performance against strategic plans, corporate objectives, financial plans and budgets.

Chair of the Board

•	Appoint a Chair of the Board and review annually the Position Description for the Chair.

Lead Director

•

If the Chair of the Board is not independent under the Rules, consider, if determined appropriate, appointing a Lead Director and, if applicable, prepare and review annually the Position Description for the Lead Director.

Executive Officers

•	Approve the hiring of executive officers.

•

Evaluate the integrity of the Chief Executive Officer and other executive officers, and direct the Chief Executive Officer and other executive officers to promote a culture of integrity throughout the Company.

•	Establish, and review annually, the Position Description for the Chief Executive Officer, and the job descriptions for the executive officers, as deemed necessary.

•	Evaluate executive officers’ performance and replace executive officers where necessary.

•	Consider succession planning and the appointment, training and monitoring of executive officers, including any recommendations from the Corporate Governance and Nominating Committee.

•	Confirm with management that all executive officers have current employment, non-competition and confidentiality agreements.

•	Review major Company organizational and staffing issues.

Corporate Disclosure

•	Review annually the Company’s Corporate Disclosure Policy and evaluate Company compliance with the policy, including general communications with analysts, investors and other key stakeholders.

Systems Integrity

•	Confirm with the Audit Committee that it has reviewed and discussed the adequacy of the Company’s internal financial reporting controls and management information systems.

•

Review, adopt and confirm distribution to appropriate personnel of the Company’s Code of Business Conduct for Directors, Officers and Employees and other governing policies, as applicable. Review and evaluate, as deemed necessary, whether the Company and its executive officers conduct themselves in an ethical manner and in compliance with the applicable Rules, audit and accounting principles and the Company’s own governing policies.

•	Provide for free and full access by the Board to management regarding all matters of compliance and performance.

Material Transactions

•	Review and approve any material transactions outside of the corporate budget.

BOARD STRUCTURE AND FUNCTION

Composition of the Board of Directors and Independence

•	Ensure that the majority of directors are independent pursuant to the Rules.

Annual Disclosure of Director Independence

•	Publicly disclose in the Company’s annual proxy statement, information circular or other regulatory filing conclusions as to the independence of the directors as required by the Rules.

Meetings of Independent Directors

•	Ensure that independent directors (as determined under the Rules) have regularly scheduled meetings at which only independent directors are present.

Board Assessment

•	Review and discuss the Corporate Governance and Nominating Committee’s annual assessment of the performance of the Board, including Board committees.

Outside Advisors for Directors

•	Ensure that the Board and each committee of the Board are permitted to engage outside advisors at the Company’s expense as they deem appropriate.

Director Succession

•	Ensure, as deemed appropriate, that there is a succession plan for directors.

Compensation of Non-Employee Directors

•	Annually review and approve the compensation to be paid to independent directors as recommended by the Compensation Committee.

Review of Board Materials, Attendance at Meetings, etc.

•

Advise Board members to review available Board meeting materials in advance, attend an appropriate number of Board meetings and committee meetings, as applicable, and devote the necessary time and attention to effectively carry out the Board’s responsibilities.

Perform other Functions Prescribed by the Articles, the BCBCA and the Rules

•	Perform such other functions as prescribed by the Company’s Articles, the BCBCA and the Rules.

Audit Committee

•	Delegate general responsibility to the Audit Committee those matters outlined in the Charter of the Audit Committee, which may include, among other things:

•

overseeing and evaluating the performance, and assessing the qualifications, of the Company’s independent auditors and recommending to the Board the nomination and if applicable, the replacement of, and compensation to be paid to, the independent auditors for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services;

•

subject to the appointment of the independent auditors by the Company’s shareholders, determining and approving the engagement of, prior to the commencement of such engagement, and compensation to be paid to, the independent auditors to perform all proposed audit, review or attest services;

•

determining and approving the engagement of, prior to the commencement of such engagement, and compensation to be paid to, the independent auditors to perform any proposed permissible non-audit services;

•	reviewing the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to the Board whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by the Board;

•

reviewing and discussing with management, the Board and the independent auditors, as appropriate, the Company’s guidelines and policies with respect to risk assessment and risk management and any certain and specific risks to the Company, and ensuring the implementation of appropriate systems to manage such risks, and the Audit Committee shall have the authority to delegate such responsibilities to another committee of the Board;

•	conferring with the independent auditors and with management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

•

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters, and reviewing such procedures annually;

•

reviewing and discussing with the independent auditors and management any legal matters, tax assessments, and any other matters which raise material issues regarding the Company’s financial statements or accounting policies and the manner in which these matters have been disclosed in the Company’s public filings;

all as more specifically set out in the Charter of the Audit Committee.

•	Appoint Board members to fill any vacancy in the Audit Committee.

•	Ensure that all members of the Audit Committee are:

•	independent under the Rules;

•

financially literate such that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements; and

•	compliant with any other requirements under the Rules.

•	Promote that, whenever possible, the Audit Committee have one member who is an audit committee financial expert as is currently defined under the Rules.

•	Review annually the Charter of the Audit Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Executive Compensation and Human Resources Committee

•

Delegate general responsibility to the Executive Compensation and Human Resources Committee (the “Compensation Committee”) those matters outlined in the Charter of the Executive Compensation and Human Resources Committee, which may include, among other things:

•

reviewing and recommending to the Board the salary, bonus, equity compensation and any other compensation and terms of employment of the Company’s Chief Executive Officer, with consideration given to the corporate goals and objectives of the Company relevant thereto;

•

reviewing and recommending to the Board the salary levels, bonus plans and structures and payments thereunder and other forms of compensation policies, plans and programs for other executive officers of the Company;

•	reviewing and recommending to the Board the Company’s overall compensation plans and structure, including without limitation incentive-compensation and equity-based plans;

•	reviewing and recommending to the Board the compensation to the paid to independent Board members, including any retainer, Committee and Committee chair fees and/or equity compensation;

•	overseeing an evaluation of management succession planning;

all as more specifically set out in the Charter of the Compensation Committee.

•	Appoint Board members to fill any vacancy in the Compensation Committee.

•	Ensure that all members of the Compensation Committee are independent under the Rules.

•	Review annually the Charter of the Executive Compensation and Human Resources Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Corporate Governance and Nominating Committee

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Delegate general responsibility to the Corporate Governance and Nominating Committee those matters outlined in the Charter of the Corporate Governance and Nominating Committee, which may include, among other things:

•	establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board;

•	reviewing and assessing the performance of the Board, including Board committees, seeking input from management, the Board and others;

•	providing continuing education opportunities for Board members;

•	the annual evaluation of the Board;

•	developing and periodically reviewing a set of corporate governance principles for the Company;

all as more specifically set out in the Charter of the Corporate Governance and Nominating Committee.

•	Appoint Board members to fill any vacancy in the Corporate Governance and Nominating Committee.

•	Ensure that all members of the Corporate Governance and Nominating Committee are independent under the Rules.

•	Review annually the Charter of the Corporate Governance and Nominating Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Science Committee

•	Delegate general responsibility to the Science Committee those matters outlined in the Charter of the Science Committee, which may include, among other things:

•	Periodically reviewing the scientific affairs of the company and making recommendations and providing strategic advice to the Board regarding current and planned research programs;

•	Attending, as appropriate, external advisory boards that provide input into the Company’s research and development strategies;

all as more specifically set out in the Charter of the Science Committee.

•	Appoint Board members to fill any vacancy in the Science Committee.

•	Review annually the Charter of the Science Committee and suggest changes to its charter as the committee deems appropriate for consideration by the Board.

Amendments to this Mandate of the Board of Directors

•	Annually review this Mandate and propose amendments to be ratified by the Board.

PERSONAL AND PROFESSIONAL CHARACTERISTICS OF BOARD MEMBERS

The following characteristics and traits outline the framework for the recruitment and selection of Board nominees:

Leadership and Experience

•	Nominees must demonstrate exceptional leadership traits and a high level of achievement in their personal and professional lives that reflects high standards of personal and professional conduct.

Contribution

•	Nominees must demonstrate their capacity to contribute the requisite skills, resources and time necessary to effectively fulfil their duties as a Board member.

Conduct and Accountability

•	Nominees must demonstrate the highest ethical standards and conduct in their personal and professional lives, and make and be accountable for their decisions in their capacity as Board members.

Judgement

•	Nominees must demonstrate a capacity to provide sound advice on a broad range of industry and community issues.

•	Nominees must have or develop a broad knowledge base of the Company’s industry in order to understand the basis from which corporate strategies are developed and business plans produced.

•	Nominees must be able to provide a mature and useful perspective as to the business plan, strategy, risks and objectives of the Company.

Teamwork

•	Nominees must demonstrate that they will put Board and Company performance ahead of individual achievements.

Communication

•	Nominees must demonstrate a willingness to listen as well as to communicate their opinions openly and in a respectful manner.